ALLIANT SECURITIES, INC.
TURNER ◆ NORD ◆ KIENBAUM

FINANCIAL STATEMENTS
for the years ended
December 31, 2017 and 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLIANT SECURITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 NORTH LEGACY RIDGE DR SUITE 300
(No. and Street)

LIBERTY LAKE	WA	99019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SALLY MANN (509) 747-9144
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY LLP
(Name – *if individual, state last, first, middle name*)

999 WEST RIVERSIDE AVE 101	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:



- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.





FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MICHAEL O NORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALLIANT SECURITIES INC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



SALLY MANN
COMMISSION EXPIRES
NOTARY
PUBLIC
4-10-19
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Alliant Securities, Inc. Turner, Nord, Kienbaum (the "Company") as of December 31, 2017 and 2016, the related statements of income, changes in stockholder's equity, and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Other Matter
The supplemental information included in Schedules 1, 2, 3 and 4 required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Alliant Securities, Inc. Turner, Nord, Kienbaum's financial statements. The supplemental information is the responsibility of Alliant Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules 1, 2, 3 and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Eide Bailly LLP

We have served as the Company's auditor since 2014.

Spokane, Washington
February 13, 2018

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

ASSETS	2017	2016
Cash	$ 142,965	$ 137,104
Receivable from clearing broker	58,560	87,384
Concessions receivable	25,087	23,158
Officer receivable	1,815	7,769
Deposit and prepaid expense	600	600
Deposits with clearing brokers	250,000	260,000
	$ 479,027	$ 516,015
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable	$ 22,048	24,786
Other liabilities	25,087	23,158
Accrued profit sharing plan contribution	60,807	70,255
Accrued payroll	45,451	72,588
Payroll and business taxes payable	2,834	2,428
	156,227	193,215
Stockholders' equity:		
Common stock, $50 par value:		
Authorized 1,000 shares;		
Issued and outstanding, 666.67 shares	33,334	33,334
Additional paid-in capital	182,500	182,500
Retained earnings	106,966	106,966
	322,800	322,800
	$ 479,027	$ 516,015

The accompanying notes are an intergal
part of the financial statements

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENTS OF INCOME
for the years ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Commissions revenue	$ 1,071,433	$1,161,910
Investment advisory fees	353,402	273,639
Other income	112,351	100,271
	1,537,186	1,535,820
Expenses:		
Salesmen salaries and commissions	655,927	664,963
Office salaries	241,049	233,361
Payroll taxes	63,633	62,592
Profit sharing plan contribution	60,807	70,255
Medical insurance	67,568	50,041
Officers' life and disability insurance	2,071	2,071
Telephone and telequote	26,858	27,903
Rent	124,531	125,484
Office supplies and postage	17,364	13,494
Clearing costs	146,867	147,600
Regulatory fees	12,265	13,601
Business and property taxes	23,209	23,167
Dues, licenses and subscriptions	12,392	11,297
Depreciation	-	958
Equipment rental and maintenance	8,676	9,537
Professional services	33,842	32,740
Corporate insurance	4,190	6,227
Auto and travel expense	23,059	23,527
Meals and entertainment	4,753	7,560
Advertising and promotion	1,956	1,920
Bank and transfer fees	4,950	5,188
Interest expense	415	446
	1,536,382	1,533,932
Income before federal income taxes	804	1,888
Federal income tax expense	804	1,888
Net income	$ -0-	$ -0-

The accompanying notes are an intergral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
for the years ended December 31, 2017 and 2016

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2016	667	$ 33,334	$ 182,500	$ 106,966	$ 322,800
Net income	-	-	-	-	-
Dividends paid	-	-	-	-	-
Balances, December 31, 2016	667	33,334	182,500	106,966	322,800
Net income	-	-	-	-	-
Dividends paid	-	-	-	-	-
Balances, December 31, 2017	667	$ 33,334	$ 182,500	$ 106,966	$ 322,800

The accompanying notes are an intergral
part of the financial statements.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

STATEMENTS OF CASH FLOWS
for the years ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ -	$ -
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	-	958
Changes in assets and liabilities:		
Net receivables from clearing broker	28,824	(12,805)
Concessions receivable	(1,929)	3,070
Accounts payable and other liabilities	(809)	5,930
Accrued profit sharing plan contribution	(9,448)	(16,957)
Accrued payroll	(27,137)	33,887
Payroll and business taxes payable	406	284
Net cash provided by (used in) operating activities	(10,093)	14,367
Cash flows from financing activities:		
Advances received from officers	7,769	11,040
Advances paid to officers	(1,815)	(7,769)
Deposits with clearing brokers	10,000	-
Net cash provided by investing activities	15,954	3,271
Net increase in cash	5,861	17,638
Cash at beginning of year	137,104	119,466
Cash at end of year	142,965	$ 137,104
Supplemental disclosure of cash paid for:		
Interest	$ 415	$ 446
Income taxes	$ 804	$ 1,888

The accompanying notes are an intergral

part of the finanical statements

1. **The Company and Significant Accounting Policies:**

The Company was incorporated under the laws of the State of Washington on October 10, 1978 to operate as a broker/dealer in investment securities. The Company is a member of the Securities and Exchange Commission (SEC) and also a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Liberty Lake, Washington.

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of all counterparties.

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Settlement -- Customer's securities transactions are recorded on a trade date basis and the related commission revenues and expenses are also recorded on a trade date basis.

Concentration of Credit Risk - The Company maintains its cash and cash equivalents with high quality financial institutions. At times, the amount may be in excess of the FDIC insured limits, however the Company does not consider this to be a significant credit risk.

Receivable from Clearing Broker and Concessions Receivable - The Company's accounts receivable consist of commissions due from our clearing broker/dealer, Wells Fargo, under contractual agreement. The Company has not experienced any losses related to this receivable and does not consider these amounts to be a significant risk.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

NOTES TO FINANCIAL STATEMENTS

Deposits – The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The Company is subject to a termination fee if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2017 and 2016.

Revenue Recognition Policies: Investment Advisory Fees and Commissions –
Commission revenue consists of revenue generated through providing commission-based brokerage services to our customers. Investment advisory fees are earned in the months for the service provided. Advisory service fees received prior to the delivery of the services are accounted for as deferred revenue. Quarterly fees that are to be refunded to the client for non-use of the full quarter are recorded as a liability.

Concession Receivable/Payable - Concessions receivable consists of an average of 12B-1 fees due over a three month period to the Company from various Mutual Fund Families. The Company's concession receivable as of December 31, 2017 and 2016 was $25,087 and $23,158, respectively. The concession is then payable upon receipt to the Company's Registered Representatives. The Company's concession payable as of December 31, 2017 and 2016 was $25,087 and $23,158.

Advertising - The Company's policy is to expense advertising costs when incurred. Advertising expense as of December 31, 2017 and 2016 was $1,956 and $1,920.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over estimated useful lives for equipment and the term of the related lease for leasehold improvements, which range from five to ten years.

2. **Property and Equipment:**

A summary of property and equipment at December 31, 2017 and 2016 is as follows:

	2017	2016
Furniture and equipment	$67,648	$67,648
Leasehold improvements	8,586	8,586
	76,234	76,234
Less accumulated depreciation	76,234	76,234
	$0	$0

NOTES TO FINANCIAL STATEMENTS

3. **Net Capital Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio will fluctuate on a daily basis. At December 31, 2017 and 2016, the Company had net capital of $320,385 and $304,431, which was $220,385 and $204,431 in excess of its required net capital of $100,000 and $100,000, respectively. The Company's net capital ratio was .49 to 1 and .63 to 1 at December 31, 2017 and 2016, respectively.

4. **Operating Line of Credit:**

The Company has a $250,000 unsecured line of credit with U.S. Bank of Washington guaranteed by the stockholders due July 5, 2018. Interest is due monthly at the bank's prime rate. There were no balances due under the line of credit agreement at December 31, 2017 and 2016.

5. **Profit Sharing Plan:**

The Company has established a profit sharing plan with 401(k) features available to all eligible employees. Contributions to the plan are determined annually by the Company. Profit sharing plan contributions for the years ended December 31, 2017 and 2016 were $60,807 and $70,255, respectively.

6. **Lease Commitments:**

The Company leases its offices in a building which is owned 27% by two of the stockholders of the Company. The building is leased on a month to month basis with average monthly rent payments of $10,378. Rent expense was $124,531 and $125,484 for the years ended December 31, 2017 and 2016, respectively.

7. **Federal Income Taxes:**

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. At the end of the year management reviews the Company's income and accrues bonuses in order to minimize taxable income. Deferred tax expenses or benefits, if material, are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2017 and 2016, $0 and $0 was accrued for the provision for current or deferred federal taxes. The provision for tax expense was $804 and $1,888 at December 31, 2017 and 2016, respectively. The Company has no operating loss carry forward at December 31, 2017 and 2016, respectively.

The Company's effective income tax rate is different than what would be expected if the federal statutory rate were applied to income from continuing operations. As discussed in the previous paragraph, management reviews taxable income to minimize tax expense. As a result, income tax expense is related to permanent differences between items included as an expense for financial statement purposes that are not deductible for income tax purposes. Those items include meals and entertainment and other expenses.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017 the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

8. **Related Party Transactions**

The financial statements of the Company includes a receivable for advances made to an officer. This receivable was paid in full by taking a deduction out of the officer's paycheck during January 2018.

9. **Stock Redemption Agreement:**

In accordance with the Company's stock control agreement, the Company shall purchase all the shares of stock held by a stockholder in accordance with the terms and conditions as set forth in the agreement if any of the following events have occurred: (a) death of the stockholder; (b) long term disability; or (c) voluntary or involuntary termination of an employed stockholder. These events listed are conditions and no liability is required to be recorded until these conditions are met. The purchase price is determined as the lesser of $415 per share or the book value of the stock as of the effective date of the termination. Underlying life insurance on the lives of key stockholders is owned by the Company to assist in funding any required buy back.

10. **Subsequent Events:**

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through February 13, 2018, the date the financial statements were available to be issued, and has determined there are not subsequent events that require disclosure.

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Net capital:

Stockholders' equity:

Common stock	$ 33,334	
Additional paid-in capital	182,500	
Retained earnings	106,966	
Total stockholders' equity		$ 322,800

Deductions:

Non-allowable assets:

Officer receivable	1,815	
Deposit and prepaid expense	600	
		2,415

Net capital — 320,385

Minimum net capital required — 100,000

Excess net capital — $ 220,385

Aggregate indebtedness:

Accounts payable	$ 22,048	
Other liabilities	25,087	
Accrued profit sharing plan contribution	60,807	
Accrued payroll	45,451	
Payroll and business taxes payable	2,834	
Total aggregate indebtedness		$ 156,227

Ratio: Aggregate indebtedness to net capital — .49 to 1

ALLIANT SECURITIES, INC.
TURNER ♦ NORD ♦ KIENBAUM

SCHEDULE 2
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2017

Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ♦ Nord ♦ Kienbaum is not required to carry a "Special Reserve Bank Account for the Exclusive Benefit of Customers", as stated under Exemption Rule 15c3-3.

SCHEDULE 3
RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
December 31, 2017

Net capital:

Net capital as reported on FOCUS REPORT	$320,385
Net capital as computed on page 12	$320,385

Aggregate indebtedness:

Aggregate indebtedness as reported on FOCUS REPORT	$156,227
Aggregated indebtedness as computed on page 12	$156,227

ALLIANT SECURITIES, INC.
TURNER ◆ NORD ◆ KIENBAUM

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum acts strictly as an introducing broker-dealer, clearing all transaction with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Alliant Securities, Inc. Turner ◆ Nord ◆ Kienbaum is exempt under Rule 15c3-3.



EideBailly

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

Board of Directors
Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Alliant Securities, Inc. Turner, Nord, Kienbaum and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Alliant Securities, Inc. Turner, Nord, Kienbaum for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Alliant Securities, Inc. Turner, Nord, Kienbaum's compliance with the applicable instructions of Form SIPC-7. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Spokane, Washington
February 13, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****3133*******************MIXED AADC 220
23305 FINRA DEC
ALLIANT SECURITIES INC TURNER
NORD, KIENBAUM
695 N LEGACY RIDGE DR STE 300
LIBERTY LAKE, WA 99019-7725

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sally Mann

2. A. General Assessment (item 2e from page 2) $ 1,493.09

B. Less payment made with SIPC-6 filed (exclude interest) (826.01)

pd 1/5/18
CK# 39179

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ ~~667.08~~

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 667.08

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alliant Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 5th day of January , 20 18 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,537,186

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

       Total additions 1,537,186

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 381,797 Fully Disclosed

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 159,998

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

      Enter the greater of line (i) or (ii)

      Total deductions 541,795

SIPC Net Operating Revenues $ 995,291

General Assessment @ .0015 $ 1,493.09
                                         (to page 1, line 2.A.)

2



EideBailly.

CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Alliant Securities, Inc. Turner, Nord, Kienbaum
Liberty Lake, Washington

We have reviewed management's statements, included in the accompanying Management's Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Alliant Securities, Inc. Turner, Nord, Kienbaum identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alliant Securities, Inc. Turner, Nord, Kienbaum claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Alliant Securities, Inc. Turner, Nord, Kienbaum stated that Alliant Securities, Inc. Turner, Nord, Kienbaum met the identified exemption provisions throughout the most recent fiscal year without exception. Alliant Securities, Inc. Turner, Nord, Kienbaum's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alliant Securities, Inc. Turner, Nord, Kienbaum's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
February 13, 2018

What inspires you, inspires us. | eidebailly.com

999 W. Riverside Ave., Ste. 101 | Spokane, WA 99201-1005 | T 509.747.6154 | F 509.838.0508 | EOE

Exhibit H

Customer Protection Rule
Custody of Customer Assets

Exemption Report

Rule 15c3-3(k)(2)(ii)

Alliant Securities Inc. who acts as an introducing broker or dealer, clears all transactions with and for customers on a fully disclose basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all the of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements made and kept by a clearing broker or dealer.

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH EXEMPTION PROVISIONS UNDER RULE 15c3-3 OF THE SECURITIES EXCAHNGE OF 1934

We, as members of management of Alliant Securities Inc. Turner Nord Kienbaum,(Company) are responsible for complying with the requirements of 17 C.F.R. §240.15c3-3, "The Customer Protection Rule", of the Securities Exchange Act of 1934 (Act). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of December 31. 2017, and during the period from January 1, 2017, through December 31, 2017. Based on this evaluation we assert that the Company was in
compliance with the Act as described below:

1) The Company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker. The Company promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

2) The Company met the identified exemption provisions throughout the most recent year without exception.

Alliant Securities Inc. Turner Nord Kienbaum



Michael O Nord, President	2/7/18 Date
Paul D Kienbaum, CEO, CFO,CCO	2/7/18 Date
Sally Mann, Financial Operations Principal	2/6/2018 Date
Jeffrey M Newton, CCO	2/7/2018 Date